ICE Securities Execution & Clearing, LLC

Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

<center>MM/DD/YY   MM/DD/YY</center>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICE Securities Execution & Clearing, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street, 40th Floor

<center>(No. and Street)</center>

New York	NY	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Thomasson   (770) 916-2593

<center>(Area Code – Telephone Number)</center>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

<center>(Name – if individual, state last, first, middle name)</center>

55 Ivan Allen Jr Blvd Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, John McKissick _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICE Securities Execution & Clearing, LLC _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, Sean Thomasson _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ISEC Securities Execution & Clearing, LLC _____ , as
of December 31 _____, 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                              _____
                                                        Signature

                                              Finance and Operations Principal
                                              _____
                                                          Title

_____
        Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ICE Securities Execution & Clearing, LLC
Index
December 31, 2020



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of ICE Securities Execution & Clearing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICE Securities Execution & Clearing, LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2020.
Atlanta, GA
March 1, 2021

1

ICE Securities Execution & Clearing, LLC
Statement of Financial Condition
As of December 31, 2020

($ in thousands)

Assets

Cash and cash equivalents	$21,962
Receivables from brokers or dealers, clearing organizations, and customers	11,310
Receivables from affiliate	1,177
Capitalized software, net	3,018
Other assets	60
Total assets	$37,527

Liabilities and Member's Equity

Liabilities	
Payables to brokers or dealers, clearing organizations, and customers	$4,674
Payables to affiliates	555
Other liabilities	2,761
Total liabilities	7,990
Member's equity	29,537
Total liabilities and member's equity	$37,527

The accompanying notes are an integral part of this financial statement.

ICE Securities Execution & Clearing, LLC
Statement of Financial Condition
As of December 31, 2020

($ in thousands)

1. **Organization and Nature of Operations**

    ICE Securities Execution & Clearing, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of ICE ETF Hub, LLC (the "Parent"). The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears transactions, through a fully disclosed clearing agreement, on behalf of ICE Bonds Securities Corporation("IBSC"), which is a wholly-owned subsidiary of ICE.

    The coronavirus (COVID-19) pandemic has created economic and financial disruptions globally and has led governmental authorities to take unprecedented measures to mitigate the spread of the disease, including travel bans, border closings, business closures, quarantines and shelter-in-place orders, and to take actions designed to stabilize markets and promote economic growth.

    From an operational perspective, the Company has remained open and we do not have any plans to close as a result of the COVID-19 pandemic. However, due to the COVID-19 pandemic, we have taken preventative measures and implemented contingency plans, and currently most of our employees are working remotely.

    The extent of the impact of the pandemic on our business will depend largely on future developments, including the duration, spread and severity of the outbreak, the distribution, public acceptance and widespread use and effectiveness of vaccines against COVID-19 and the actions taken to contain the spread of the disease or mitigate its impact.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from these estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

    Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2020, include $38 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

($ in thousands)

2.   **Summary of Significant Accounting Policies(continued)**

Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers
Amounts receivable from clearing organizations may be restricted to the extent that they serve as clearing fund deposits. At December 31, 2020, receivables from and payables to brokers or dealers, clearing organizations, and customers primarily represented amounts due for securities failed to deliver or failed to receive and deposits with clearing organizations.

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

Capitalized Software
The Company capitalizes costs related to software it develops or obtains for internal use. The costs capitalized include both internal and external direct and incremental costs. Costs incurred during the application development stage are capitalized and amortized using the straight-line method over the useful life of the software. Amortization begins only when the software becomes ready for its intended use.

The Company also capitalizes the costs related to licenses acquired for internal use software. We record the unpaid license fees related to the intangible asset in other liabilities. At December 31, 2020 there were $2,200 in unpaid license fees included in other liabilities.

Income Taxes
The Company and its Parent are single member LLCs of ICE. They are treated as disregarded entities for income tax purposes and therefore are treated as divisions of ICE. As such, the Company is not subject to entity-level federal, state or local income tax taxation. All items of income, expense, gain and loss of the Company are included in the consolidated tax returns of ICE.

In December 2019, the Financial Accounting Standards Board, or FASB, issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, or ASU 2019-12, which specified that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 with early adoption permitted. The Company decided to early adopt the guidance in fiscal year 2019 and did not allocate the consolidated amount of current and deferred tax expense of ICE to the Company. Therefore, no income tax provision is reported in the financial statements and no disclosure on income tax provision is reported in the accompanying footnotes.

Recently Adopted Accounting Pronouncements
On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments - Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. This standard requires the application of a current expected credit loss, or CECL, impairment model to financial assets measured at amortized cost, including accounts receivable and certain off-balance sheet credit exposures. The standard also amends the impairment model for available-for-sale debt securities requiring entities to record credit losses through an allowance account. The CECL model requires an entity to estimate its lifetime expected credit loss and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset.

ICE Securities Execution & Clearing, LLC
Statement of Financial Condition
As of December 31, 2020

($ in thousands)

2. Summary of Significant Accounting Policies(continued)

Adoption of the standard requires more timely recognition of credit losses and credit loss estimates are required to use historical information, current information and reasonable and supportable forecasts of future events.

ASU 2016-13 primarily impacts the Company's receivables from customers, broker-dealers and clearing organizations. The receivables include unsettled trades, amounts receivable for securities failed to deliver, and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

3. Receivables from/Payables to Brokers or Dealers, Clearing Organizations, and Customers

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2020 consist of the following.

Assets

Securities failed to deliver- customers	$ 1,490
Securities failed to deliver- brokers or dealers	3,578
Deposits with clearing organizations	6,242
Total receivables from brokers or dealers, clearing organizations, and customers	11,310

Liabilities:

Securities failed to receive- customers	399
Securities failed to receive- brokers or dealers	4,275
Total payables to brokers or dealers, clearing organizations, and customers	4,674

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers/dealers that have not settled on settlement date. Fails open at December 31, 2020, which remain unsettled as of March 1, 2021, are not material to the Company's financial statements.

4. Related Party Transactions

The Company performs clearing services on behalf of an affiliate. Throughout the year the Company incurs licensing costs from its affiliates for accessing fixed income pricing and rent expense from its affiliates for office space by personnel.

Affiliates including ICE and Creditex Group, Inc employ corporate, operations, and information technologies staff to support the Company. Under contracts, required by the FINRA, with the Company, the affiliates provide operational and support services. The contracts are Services Agreements, whereby the affiliates shall provide all material personnel necessary to facilitate the operation of the clearing broker and to provide certain other corporate and business services.

($ in thousands)

4. Related Party Transactions(continued)

The Company incurs occupancy costs from its affiliates for office space used by its personnel.

The agreements provide for the Company's expenses and liquidity needs to be met by ICE without expectation of repayment. Customary and reasonable direct expenses are attributable to the ownership and control of all such employed personnel and the Company is dependent on its affiliates providing the services in order for the Company to carry out its operations.

As a result of the noted transactions, receivables from affiliates were $1,177 and payables to affiliates were $555 as of December 31, 2020.

On August 15, 2019, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with its Ultimate Parent, ICE (the "Lender"). The Lender has committed $55 million of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty. Credit under the Agreement may be advanced through August 9, 2023, with all unpaid principal and interest due on August 9, 2024. Interest is payable at current rates at the advance date. The Lender may accelerate payment date with six months' notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears at a rate of 0.125% from January 1, 2020 through August 20, 2020 and 0.200% from August 21, 2020 through December 31, 2020. The Company drew down $55 million on August 21, 2020 and repaid $45 million on September 22, 2020 and $10 million on September 30, 2020.

On August 21, 2020, the Company entered into a Temporary Subordinated Loan Agreement (the "Temporary Agreement") with the Lender. The Lender loaned the Company $45 million with an interest rate of 0.25% and a maturity date of September 25, 2020. The loan was repaid on September 22, 2020.

There was no outstanding loan balance at December 31, 2020.

5. Capitalized software

Capitalized software consisted of the following:

	As of December 31, 2020	Depreciation Period Years
Software	$ 1,238	5
Software license, net	$ 2,030	5
Less accumulated depreciation and amortization	$ (250)	
Capitalized software, net	$ 3,018	

Software license, net is net of amortization. The accumulated amortization associated to the software license is $580.

ICE Securities Execution & Clearing, LLC
Statement of Financial Condition
As of December 31, 2020

($ in thousands)

6. Concentration

The Company's cash and cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. The Company has not experienced any losses in these accounts.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2020, the Company's net capital of $25,196 was $24,946 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

The Company is subject to the SEC Customer Protection - Reserves and Custody of Securities (Rule 15c3-3), which requires the Company to maintain a "special reserve bank account for the exclusive benefit of customers" and a "special reserve bank account for the exclusive benefit of brokers and dealers" and at all times maintain funds or qualified securities computed in accordance with a formula set forth in the rule. Throughout the year and at December 31, 2020, the Company did not obtain and preserve the bank notification required under SEC Rule 15c3-3(f) to properly set up the Customer Reserve Account and the PAB Reserve Account, however made deposits to such accounts as required by 15c3-3. Included in cash and cash equivalents on the statement of financial condition at December 31, 2020, is $1,000 in customer reserve account deposits and $1,000 in PAB reserve account deposits. The Company obtained the bank notification required under 15c3-3(f) for the Customer Reserve Account and the PAB Reserve Account on February 16, 2021.

As of December 31, 2020, the Company's customer account reserve requirement was $258 and the proprietary securities account of a broker or dealer("PAB") account reserve requirement was $0. Total deposits in the customer reserve bank account and PAB reserve bank account were $0 each.

8. Subsequent Events

The Company has evaluated subsequent events through March 1, 2021, which is the date this financial statement was issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying financial statement other than as otherwise disclosed in the notes.